July 31, 2025

VIA EDGAR

Sasha Parikh and Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Q32 Bio Inc.

Form 10-K for the fiscal year ended December 31, 2024

Filed March 11, 2025

File No. 001-38433

Dear Ms. Parikh and Mr. Vaughn:

On behalf of Q32 Bio Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated July 30, 2025, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2024.

The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. The Company hereby requests an extension of ten additional business days to respond by no later than August 27, 2025. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact me at SAshfaq@goodwinlaw.com or (212) 459-7238.

Sincerely,

/s/ Sarah Ashfaq